FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 27, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

PETROBRAS ENERGIA COMPLETES PROCESS FOR THE SALE OF PETROBRAS BOLIVIA REFINACION S.A.’S SHARES

Buenos Aires, June 27, 2007. Petrobras Energía Participaciones (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces that on June 25, 2007, Petrobras Energía S.A. signed, together with a Company controlled by Petróleo Brasileiro S.A. – Petrobras, an agreement for the sale to Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) of all shares of Petrobras Bolivia Refinación S.A. (PBR), owner of Guillermo Eder Bell and Gualberto Villaroel refineries, in Bolivia. Petrobras Energía S.A., through its controlled company Petrobras Energía Internacional S.A., held 49% of said shares.

This transfer of shares is made within the framework of the Bolivian Government’s decision to recover full participation in the entire oil and gas production chain.

As agreed by the parties, the purchase price for 100% of PBR’s capital stock is US$ 112 million and reflects conditions as of March 31, 2007. As a result of this transaction, Petrobras Energía S.A. will recognize a gain of approximately P$50 million.

www.petrobras.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 6/27/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney